August 8, 2000



John Emery
MedQuist, Inc.
5 Greentree Centre, Suite 311
Marlton, NJ 08053


RE:    Schedule 13G


Enclosed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934 is a report on Schedule 13G reporting beneficial ownership at July 31, 2000 by American Express Financial Corporation in common stock of MedQuist, Inc.


Sincerely,



Steve Turbenson
Director - External Reports and Tax




Enclosure

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D. C. 20549

                           SCHEDULE 13G


           Under the Securities and Exchange Act of 1934



                            MedQuist, Inc.
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                         (Name of Issuer)



                           Common Stock
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                  (Title of Class of Securities)



                             58494910
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                          (CUSIP Number)






The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         CUSIP NO. 58494910


1)  Name of Reporting Person          American Express Financial Corporation

    S.S. or I.R.S. Identification     IRS No. 13-3180631
    No. of Above Person

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2)  Check the Appropriate Box             (a)
    if a Member of a Group                (b) X - Joint Filing

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3)  SEC Use Only

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4)  Citizenship or Place of Organization            Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    (5)Sole Voting Power             -0-
    (6)Shared Voting Power        28,925
    (7)Sole Dispositive Power        -0-
    (8)Shared Dispositive Power   28,925

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9)  Aggregate Amount Beneficially
    Owned by Each Reporting Person         28,925

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10) Check if the Aggregate Amount in
    Row (9) Excludes Certain Shares       Not Applicable

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11) Percent of Class Represented by
    Amount In Row (9)                     .1%

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12) Type of Reporting Person              CO, IA

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1(a) Name of Issuer:                   MedQuist, Inc.

1(b) Address of Issuer's Principal     5 Greentree Centre, Suite 311
       Executive Offices:              Marlton, NJ 08053

2(a) Name of Person Filing:      American Express Financial Corporation


2(b) Address of Principal Business Office:
                                  American Express Financial Corporation
                                  200 AXP Financial Center
                                  Minneapolis, MN 55474


2(c) Citizenship:            See Item 4 of Cover Page

2(d) Title of Class of Securities:     Common Stock

2(e) Cusip Number:                     58949410

3  Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

  American Express Financial Corporation, one of the persons filing this statement, is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.


4(a) Amount Beneficially Owned as of July 31, 2000:   See Item 9 of Cover Pages

4(b) Percent of Class:    See Item 11 of Cover Pages

4(c) Number of Shares as to which such person has:
 (i) Sole power to vote or to direct the vote:   See Item 5 of Cover Pages
(ii) Shared power to vote or direct the vote:   See Item 6 of Cover Pages
(iii)Sole power to dispose or to direct the disposition of:   See Item 7
     of Cover Pages
 (iv)Shared power to dispose or to direct the disposition of:   See Item 8
     of Cover Pages

5 Ownership of 5% or Less of a Class: If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

6  Ownership of more than 5% on Behalf of Another Person:

                              Not Applicable

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                              See Exhibit I

8 Identification and Classification of Members of the Group:

                              Not Applicable

9 Notice of Dissolution of Group:

                              Not Applicable

10 Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                           American Express Financial Corporation

Dated: July 31, 2000                      By
                                      Signature


                                      Steve Turbenson
                                      Director - External Reports and Tax
                                      Name/Title

                                      Telephone: (612)  671-2059

                           Exhibit Index


Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II    Statement of American Express Financial Corporation

                             Exhibit I

                                to

                           Schedule 13G

    One of the persons filing this statement is a parent holding company. The relevant subsidiary, American Express Financial Corporation, a Delaware Corporation, is registered as investment advisor under section 203 of the Investment Advisors Act of 1940.

                            EXHIBIT II

                                to

                           Schedule 13G

                             Under the

                  Securities Exchange Act of 1934


    Pursuant to Rule 13d-1(f)(1), American Express Financial Corporation affirms that it is individually eligible to use Schedule 13G and agrees that this
Schedule is filed in its behalf.


                     American Express Financial Corporation


                                      By:
                                     Steve Turbenson
                                     Director - External Reports and Tax